FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Nov 08, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

Sadia S.A.

Interim financial information
Nine-month period ended
September 30, 2006 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

Sadia S.A.

Interim financial information (Unaudited)

Nine month period ended September 30, 2006

Contents
Independent accountants’ review report	3
Balance sheets	4 - 5
Income statements	6
Notes to the interim financial information	7 - 46

Independent accountants’ review report

To
The Board of Directors and Shareholders
Sadia S.A.
Concórdia - SC

1.   We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the nine-month period ended September 30, 2006, which comprises the balance sheets, the income statements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.   Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.   Based on our special review, we are not aware of any material change which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4.   Our review was performed with the objective of issuing a review report on the interim financial information referred to in the first paragraph. The statements of cash flows and added value for the period ended September 30, 2006, are being presented in the notes to the interim financial information and have been included to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the interim financial information and, we are not aware of any material change which should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

October 30, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-SC

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6-S-SC

Sadia S.A.

Balance sheets (Unaudited)

September 30, 2006 and June 30, 2006

(In thousands of Reais)

	Parent company		Consolidated
Assets	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Current assets
Cash and cash equivalents	117,183	228,750	128,824	281,964
Short-term investments	367,300	417,818	2,206,146	2,289,632
Accounts receivable from future contracts	3,712	1,963	25,202	48,421
Trade accounts receivable	403,706	366,848	472,575	353,442
Inventories	1,101,521	1,113,964	1,174,028	1,217,352
Recoverable taxes	147,987	110,097	155,550	116,247
Deferred tax credits	63,609	62,515	65,797	64,903
Other credits	64,670	85,310	83,870	105,054

	2,269,688	2,387,265	4,311,992	4,477,015

Noncurrent assets
Long-term investments	125,306	69,805	125,306	69,805
Recoverable taxes	122,842	131,634	123,845	132,625
Deferred tax credits	86,043	94,428	86,043	94,428
Judicial deposits	75,713	79,015	75,819	79,121
Related parties	93,192	91,495	-	-
Other credits	95,255	82,343	97,124	84,178
	598,351	548,720	508,137	460,157
Permanent assets
Investments	1,229,008	1,168,843	60,403	66,367
Property, plant and equipment	2,110,236	1,905,195	2,133,749	1,909,877
Deferred charges	116,486	109,464	124,604	114,579
	3,455,730	3,183,502	2,318,756	2,090,823

Total assets	6,323,769	6,119,487	7,138,885	7,027,995

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Balance sheets (Unaudited)

September 30, 2006 and June 30, 2006

(In thousands of Reais)

	Parent company		Consolidated
Liabilities and shareholders' equity	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Current liabilities
Loans and financing	352,146	495,862	989,863	1,157,827
Accounts payable from future contracts	11	2,902	1,991	30,672
Trade accounts payable	496,535	456,674	502,343	461,849
Advances from subsidiaries	526,292	637,331	-	-
Salaries, social charges and accrued vacation payable	143,840	122,741	146,004	125,010
Taxes payable	23,725	21,457	30,097	26,557
Deferred taxes	11,455	11,455	11,455	11,455
Dividends payable	1,006	43,420	1,006	43,420
Employees' profit sharing	8,503	1,414	9,216	2,031
Other accounts payable	111,378	108,890	151,225	154,556

	1,674,891	1,902,146	1,843,200	2,013,377

Noncurrent liabilities
Loans and financing	1,018,783	927,501	2,729,878	2,522,590
Related parties	1,062,858	796,138	-	-
Employee benefit plan	89,404	86,873	89,404	86,873
Provision for contingencies	76,969	74,411	78,519	75,931
Deferred taxes	49,099	49,122	49,099	49,122
Other accounts payable	20,235	20,492	20,209	20,465
	2,317,348	1,954,537	2,967,109	2,754,981
Minority interest in subsidiaries			1,279	1,452
Shareholders' equity
Capital	1,500,000	1,500,000	1,500,000	1,500,000
Profit reserves	738,417	738,417	738,417	738,417
Treasury stock	(10,377)	(10,377)	(10,377)	(10,377)
Retained earnings	103,490	34,764	99,257	30,145
	2,331,530	2,262,804	2,327,297	2,258,185
Total liabilities and shareholders' equity	6,323,769	6,119,487	7,138,885	7,027,995

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Income statements (Unaudited)

September 30, 2006 and June 30, 2006

(In thousands of Reais, except for information on shares)

	Parent company		Parent company		Consolidated		Consolidated
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Gross operating revenue:	1,946,204	2,084,167	5,363,378	5,792,185	2,054,431	2,142,377	5,584,944	6,089,366
Domestic market	1,101,243	1,042,646	3,152,545	2,985,688	1,101,243	1,042,647	3,152,545	3,018,121
Foreign market	844,961	1,041,521	2,210,833	2,806,497	953,188	1,099,730	2,432,399	3,071,245
Sales deductions:	(223,385)	(204,946)	(648,472)	(620,411)	(259,744)	(232,738)	(747,436)	(735,927)
Value-added tax on sales and sales deductions	(223,385)	(204,946)	(648,472)	(620,411)	(259,744)	(232,738)	(747,436)	(735,927)
Net operating revenue	1,722,819	1,879,221	4,714,906	5,171,774	1,794,687	1,909,639	4,837,508	5,353,439
Cost of goods sold	(1,320,727)	(1,415,161)	(3,721,540)	(3,954,368)	(1,342,433)	(1,383,356)	(3,733,945)	(3,928,657)
Gross profit	402,092	464,060	993,366	1,217,406	452,254	526,283	1,103,563	1,424,782
Operating income (expenses):	(319,873)	(220,307)	(845,273)	(699,888)	(368,945)	(293,381)	(951,983)	(909,360)
Selling expenses	(304,015)	(275,796)	(837,497)	(816,067)	(334,180)	(298,767)	(914,790)	(900,318)
Administrative and general expenses	(12,206)	(13,352)	(40,939)	(39,350)	(12,206)	(13,352)	(40,939)	(39,350)
Management fees	(3,243)	(3,230)	(9,598)	(9,523)	(3,243)	(3,230)	(9,598)	(9,523)
Other operating expenses	(15,567)	(12,175)	(27,716)	(25,390)	(15,633)	(9,217)	(27,379)	(23,077)
Financial income (expenses), net	(50,971)	18,363	(67,033)	45,837	(461)	84,179	46,975	251,362
Equity in income (loss) of subsidiaries	66,129	65,883	137,510	144,605	(3,222)	(52,994)	(6,252)	(188,454)
Operating income (loss)	82,219	243,753	148,093	517,518	83,309	232,902	151,580	515,422
Nonoperating expenses	(1,454)	(826)	(4,734)	3,321	(1,500)	1,152	(5,380)	5,281
Income (loss) before income and social contribution taxes	80,765	242,927	143,359	520,839	81,809	234,054	146,200	520,703
Current income and social contribution taxes	(4,771)	(56,602)	(8,005)	(80,459)	(5,444)	(57,462)	(11,419)	(81,582)
Deferred income and social contribution taxes	(7,268)	367	18,136	(16,700)	(7,468)	1,192	18,053	(17,254)
Net income before minority interest	68,726	186,692	153,490	423,680	68,897	177,784	152,834	421,867
Minority interest	-	-	-	-	215	57	814	1,100
Net income	68,726	186,692	153,490	423,680	69,112	177,841	153,648	422,967
Outstanding shares net of treasury stock (thousands)	680.496	680.496	680.496	680.496	680.496	680.496	680.496	680.496
Earnings per share - In Reais	0,10099	0,27435	0,22556	0,62260	0,10156	0,26134	0,22579	0,62156

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Notes to the interim financial information (Unaudited)

Nine-month period ended June 30, 2006

(In thousands of Reais)

1 Operations

The Company’s main business activities are organized into four operational segments: poultry (chickens and turkeys), pork, processed products and beef. The beef segment was included as from the beginning of this fiscal year as the Company decided to resume to this activity for export. The Company’s large production chain permit its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through several sales points in the local market and to countries located in Europe, Middle East, Eurasia, Asia and Americas. The Company has 13 industrial units and 16 distribution centers located within 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line, pre-sliced ready-packed products, and desserts (Miss Daisy).

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission - CVM.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

3 Summary of the principal accounting practices

a. Income statement

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable.

b. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement for the period.

c. Accounting estimates

The preparation of the financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

d. Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost income accrued up to the balance sheet date, not exceeding market value.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the date of the interim financial information.

e. Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f. Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g. Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method of accounting, based on the respective shareholders’ equity valued at the interim financial information date and in accordance with accounting practices adopted by the Company (see Note 9).

The financial information of foreign subsidiaries is translated into Brazilian Reais, based on the following criteria:

· Balance sheet accounts at the exchange rate at the end of the period.
· Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

h. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 10. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offsprings. The productive cycle ranges from fifteen to thirty months.

i. Impairment of long-lived assets

The Company reviews its property, plant and equipment to verify possible losses considered permanent, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

j. Deferred charges

Deferred charges are related to pre-operating costs incurred in the implementation of software, and development of new products and markets, and are amortized on a straight-line basis over 5 years as from the beginning of operation.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

k. Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

l. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including also tax loss carryforward and negative basis of social contribution.

n. Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o. Environmental questions

Our production facilities and our forestry activities are subject to government environmental regulations. The risks associated with environmental questions are reduced through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

p. Supplementary information

The statements of cash flows and added value are supplementary to the aforementioned interim financial information and have been included to facilitate additional analysis.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute of Accounting, Actuarial and Financial Research) of the University of São Paulo, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

q. Consolidated financial information

The transactions and balances between the Parent Company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded from the inventory balances at the end of each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders’ equity and the result for the period were consolidated in proportion to the percentage of ownership.

In accordance with the CVM Instruction 408/04, the Company consolidated the interim financial information of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly owned investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to third party the administrative functions and maximizing shareholder returns. As of September 30, 2006 and June 30, 2006, these investment funds were consolidated in the Company’s financial information as they had loans collateralized by its own financial assets.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The consolidated financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at
	September 30, 2006	June 30, 2006
Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Alimentos S.A.	1.00%	1.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	99.00%	99.00%
Churrascaria Beijing Brazil Ltd. (*)	50.00%	50.00%
Concórdia Foods Ltd. (***)	100.00%	100.00%
Sadia U. K. Ltd.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C.	99.99%	99.99%
Empresa Matogrossense de Alimentos Ltda.	100.00%	100.00%
Intergen Ltda. (**)	100.00%	100.00%
Rezende Óleo Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%
Rezende Marketing e Comunicações Ltda.	99.91%	99.91%
Sadia G.m.b.H.	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods G.m.b.H.	100.00%	100.00%
Qualy B.V.	100.00%	100.00%
Sadia Panamá S.A.	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%

(*) Joint-ventures.
(**) Control acquired on January 11, 2006 (see note 9).
(***) Control acquired on May 26, 2006 (see note 9)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Reconciliation of shareholders’ equity and net income of the Company to the consolidated shareholders’ equity and net income is as follows:

	Net income		Shareholders' equity
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Financial information - Company	153,490	423,680	2,331,530	2,262,804
Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(4,233)	(15,040)	(8,624)	(9,010)
Reversal of the elimination of unrealized profits in inventories, net of taxes, resulting from intercompany operations	4,391	14,327	4,391	4,391
Financial information - consolidated	153,648	422,967	2,327,297	2,258,185

4 Long and short-term investments

		Parent company		Consolidated
	Interest % (annual average)	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Short-term investments
Local currency
Investment funds	14.10	210,533	263,034	255,452	311,682
Other	7.65	103	101	103	101
		210,636	263,135	255,555	311,783
Foreign currency
Investment funds	7.50	156,551	152,861	1,759,156	1,809,140
Interest-bearing current accounts	5.25	-	-	189,050	166,887
Swap contracts		96	1,822	96	1,822
Interest change contracts		17	-	2,289	-
		156,664	154,683	1,950,591	1,977,849

Total short-term		367,300	417,818	2,206,146	2,289,632
Long-term investments
Local currency
Treasury bills - LFT	14.17	43,908	42,412	43,908	42,412
National Treasury Certificate - CTN	12.00	28,565	27,393	28,565	27,393
Fundo de Investimentos	14.10	52,833	-	52,833	-
Total long-term		125,306	69,805	125,306	69,805

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Long-term investments as of September 30, 2006 mature as follows:

Maturity:
2007	52,833
2008	43,908
2010 onwards	28,565
125,306

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

5 Accounts receivable

	Parent company		Consolidated
	September 30,2006	June 30, 2006	September 30, 2006	June 30, 2006
Foreign:
Subsidiaries	63,551	136,094	-	-
Customers	144,398	91,433	282,439	219,104
Advance on export contracts	(1,812)	-	(1,812)	-
Total foreign	206,137	227,527	280,627	219,104
Domestic customers	211,753	154,622	211,927	154,778
(-) Allowance for doubtful accounts	(14,184)	(15,301)	(19,979)	(20,440)
	403,706	366,848	474,575	353,442
The changes in the allowance for doubtful accounts are as follows:
	Parent company		Consolidated
	September 30,2006	June 30, 2006	September 30, 2006	June 30, 2006
Balance at the beginning of the period	(15,301)	(13,646)	(20,440)	(16,799)
Additions	-	(1,655)	(873)	(3,641)
Write offs	1,117	-	1,334	-
Balance at the end of the period	(14,184)	(15,301)	(19,979)	(20,440)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Comércio de Produtos Alimentares Ltda.) entered into an agreement for sale of their receivables with an outside financial institution up to the maximum amount of US$130 million, with interest rate of 0.375% p.a. + LIBOR.

As of September 30, 2006, the amount of receivables sold under this agreement amounted to approximately R$280 million (R$250 million as of June 30, 2006). During the period ended September 30, 2006, the Company received cash proceeds of approximately R$1,440 million (R$1,310 million for the period ended September 30, 2006) and incurred expenses of R$10,5 million (R$5,5 million in 2005) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned local receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliarios, Câmbio e Commodities. As of September 30, 2006, the net equity of this fund was R$ 257,174 (R$ 245,540 at June 30, 2006), of which R$ 156,718 (R$ 167,124 at June 30, 2006) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at September 30, 2006, represented R$ 52,833 (R$ 48,366 at June 30, 2006).

During the period ended September 30, 2006, the Company received cash proceeds related to the local receivables sold of approximately R$2,034 million (R$1,865 million for the period ended September 30, 2006) and incurred expenses of R$22 million (R$17 million in 2005) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$100 to new customers or customers with no approved credit limits.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

6 Inventories
	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Finished goods and products for sale	362,190	386,985	431,191	486,711
Livestock and poultry for slaughter and sale	281,397	277,950	281,397	277,950
Raw materials	191,951	138,837	195,236	142,305
Work in process	159,569	160,489	159,569	160,489
Packaging materials	37,574	38,181	37,574	38,181
Storeroom	24,281	19,706	24,281	19,706
Advances to suppliers	41,542	86,970	41,763	86,970
Imports in transit	3,013	4,834	3,013	4,834
Products in transit	4	12	4	206
	1,101,521	1,113,964	1,174,028	1,217,352
7 Recoverable taxes
	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
ICMS	180,403	158,823	184,984	162,473
IPI	49,168	49,109	49,201	49,142
Income and social contribution taxes	31,403	31,020	34,989	34,129
COFINS	7,837	2,021	8,166	2,350
PIS	2,018	758	2,018	758
Other	-	-	37	20
	270,829	241,731	279,395	248,872
Short-term portion	147,987	110,097	155,550	116,247
Long-term portion	122,842	131,634	123,845	132,625

a. ICMS - Value-added tax on sales and services

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. IPI - Excise tax

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

c. Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

d. PIS/COFINS - Contributions on sales and services

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

8 Related party transactions and balances

Related party transactions relates mainly to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	Balance sheet
	September 30, 2006	June 30, 2006
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	56,810	112,476
Sadia International Ltd.	-	14,440
Sadia Alimentos S.A.	1,946	1,658
Sadia Uruguay S.A.	922	870
Qualy B.V.	290	4,181
Sadia Chile S.A.	3,583	2,469
	63,551	136,094
Interest on shareholders' equity
Concórdia C.V.M.C.C.	4,548	4,548
	4,548	4,548
Loans
Wellax Food Logistics C. P. A. S. U. Lda.	91,752	90,074
Sadia International Ltd.	(235)	(234)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Balance sheet
	September 30, 2006	June 30, 2006
Empresa Matogrossense de Alimentos Ltda.	744	724
Rezende Óleo Ltda.	874	874
Rezende Marketing e Comun. Ltda.	57	57
	93,192	91,495
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,587,275)	(1,431,604)
Sadia International Ltd.	(1,875)	(1,865)
	(1,589,150)	(1,433,469)

	Statement of income
	September 30, 2006	June 30, 2006
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,334,688	1,729,827
Sadia International Ltd.	109,541	1,439
Sadia Chile S.A.	10,547	11,725
Sadia Alimentos S.A.	7,094	9,090
Sadia Uruguay S.A.	4,046	3,761
Só Frango Produtos Alimentícios Ltda.	-	1,312
Qualy B. V.	23,640	-

	1,489,556	1,757,154
Purchase of goods
Só Frango Produtos Alimentícios Ltda.	-	16,030
	-	16,030
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	(5,728)	70,552
Sadia International Ltd.	140	423
	(5,588)	70,975

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

9 Investments		Shareholders' equity	Net income (loss) for the period	Equity result	Investment balances
Investments	Ownership				September 30, 06	June 30, 06
Sadia G.m.b.H.	100,00%	1,040,201	138,477	138,061	1,040,201	979,433
Sadia International Ltd.	100,00%	88,400	1,537	(5,046)	88,400	84,077
Concórdia S.A. CVMCC	99,99%	61,436	5,022	7,757	61,436	60,098
Rezende Óleo Ltda.	100,00%	1,112	(27)	(30)	1,112	1,085
Empresa Matogrossense de Alimentos Ltda.	100,00%	780	(570)	(570)	780	780
Intergen Ltda.	100,00%	555	73	73	555	534
Rezende Marketing e Comunicação Ltda.	99,91%	(27)	(2)	(2)	-	-
Total in subsidiaries				140,243	1,192,484	1,126,007
Goodwill in acquisition of investments			-	35,140	41,452
Other investments				-	1,384	1,384
Total investments of the Company				140,243	1,229,008	1,168,843
Other investments of subsidiaries/affiliates			-	23,879	23,531
Investments eliminated on consolidation				(143,762)	(1,192,484)	(1,126,007)
Total consolidated investments				(3,519)	60,403	66,367

Changes in the investments in the quarter:	Shareholding result
	Amortization	Operating	Non-operating
Sadia G.m.b.H.	-	60,768	-
Sadia International Ltd.	-	4,323	-
Concórdia S.A. CVMCC	-	989	349
Rezende Óleo Ltda.	-	27	-
Intergen Ltda.	-	21	-
	-	66,128	349
Goodwill in acquisition of investments	(6,312)	-	-
Others Investments	(6,312)	66,128	349

The accumulated income from equity interest on the consolidated financial statements is represented by translation losses of R$ 6,252 and a non-operating income of R$ 2,733.

On January 11, 2006 the Company acquired 100% of the quotas representing the capital of the Intergen Ltda. The acquisition generated a goodwill in the amount of R$ 514, classified as other economical reasons and therefore amortized directly in the income statement as other operating expenses. The acquired company’s business relates to porks genetics.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

On May 26, 2006 Sadia acquired by the book vale the remaining 50% equity interest in Concórdia Foods Ltd.

On September 30, 2006, the net balance of goodwill amounted to R$ 35,140 and was comprised of: i) goodwill related to the acquisition of Só Frango Produtos Alimentícios Ltda. in the amount of R$62,505 with accumulated amortization of R$ 18,936 (R$ 16,484 in 2005) and ii) goodwill related to the acquisition of Empresa Matogrossense de Alimentos Ltda. (start-up phase) in the amount of R$8,055, that will be amortized once it starts its operations forecasted for 2007. Such goodwill has been recorded based on projections of future profitability.

10 Property, plant and equipment

		Parent company
	Depreciation % (annual average)	Cost	Depreciation	Residual amount
		September 30, 2006	September 30, 2006	September 30, 2006	June 30, 2006
Lands	-	89,821	-	89,821	83,634
Buildings	4%	814,121	(348,551)	465,570	457,030
Machinery and equipment	15%	1,190,857	(589,820)	601,037	524,837
Installations	10%	303,623	(137,206)	166,417	160,321
Vehicles	27%	12,820	(7,576)	5,244	4,100
Breeding stock	-	290,083	(170,679)	119,404	111,631
Forestation and reforestation	-	28,775	(5,345)	23,430	22,689
Other	-	1,378	(1,241)	137	204
Construction in progress	-	584,666	-	584,666	445,969
Advances to suppliers	-	54,510	-	54,510	94,780
		3,370,654	(1,260,418)	2,110,236	1,905,195

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

		Consolidated
	Depreciation % (annual average)	Cost	Depreciation	Residual amount
		September 30, 2006	September 30, 2006	September 30, 2006	June 30, 2006

Lands	-	90,036	-	90,036	83,849
Buildings	4%	815,232	(349,133)	466,099	457,582
Machinery and equipment	15%	1,193,910	(591,424)	602,486	526,274
Installations	10%	303,893	(137,310)	166,583	160,488
Vehicles and airplane	20%	20,290	(8,029)	12,261	5,077
Breeding stock	-	290,359	(170,805)	119,554	111,778
Forestation and reforestation	-	28,775	(5,345)	23,430	22,689
Other	-	2,886	(2,086)	800	932
Construction in progress	-	597,990	-	597,990	446,428
Advances to suppliers	-	54,510	-	54,510	94,780
		3,397,881	(1,264,132)	2,133,749	1,909,877

We present the changes in the cost of property, plant and equipment below:

	Consolidated
	Balances at September 30, 2006	Additions	Disposal	Transfers	Balances at September 30, 2006

Lands	83,849	6,190	(3)	-	90,036
Buildings	799,781	4,909	(51)	10,593	815,232
Machinery and equipment	1,101,987	9,503	(7,195)	89,615	1,193,910
Installations	292,161	1,994	(198)	9,936	303,893
Breeding stock	260,325	30,034	-	-	290,359
Forestation and reforestation	29,198	1,084	(1,509)	2	28,775
Vehicles and airplane	13,389	7,764	(873)	10	20,290
Other	3,011	47	(187)	15	2,886
Construction in progress	446,428	212,070	(266)	(60,242)	597,990
Advances to suppliers	94,780	-	-	(40,270)	54,510
Total Cost of acquisition	3,124,909	273,595	(10,282)	9,659	3,397,881

a. The construction in progress is mainly represented by projects related to expansion and optimization of the industrial units.

b. In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$ 30,181 (R$ 12,084 in the period ended on September 30, 2006).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

11 Deferred charges

		Parent company
		Cost	Amortization	Residual value
	Rate	September 30, 2006	September 30, 2006	September 30, 2006	June 30, 2006

Softwares implementation	25%	117,790	(53,326)	64,464	62,408
Product development	20%	17,489	(5,246)	12,243	12,942
Reorganization expenses	20%	27,962	(4,110)	23,852	21,307
Start up costs	20%	21,654	(6,115)	15,539	12,349
Other	20%	772	(384)	388	458

		185,667	(69,181)	116,486	109,464

		Consolidated
		Cost	Amortization	Residual value
	Rate	September 30, 2006	September 30, 2006	September 30, 2006	June 30, 2006

Softwares implementation	25%	118,928	(53,864)	65,064	63,022
Product development	20%	21,032	(5,246)	15,786	15,757
Reorganization Expenses	20%	27,962	(4,110)	23,852	21,307
Start up costs	20%	25,645	6,252	19,393	13,906
Other	20%	1,035	(526)	509	587

		194,602	(69,998)	124,604	114,579

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

12 Loans and financing - Short-term

	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Short-term
Foreign currency
Net working financing obtained from the custodian financial institution of structured notes invested by the Company subject to LIBOR variation for 1-month deposits (5.32% in September 2006) plus interest of 0.10% % p.a., guaranteed by its investments.	-	-	371,245	368,983

Advanced collection relating to the receivables sold, with no interest	13,912	-	133,891	145,719

Credit lines for the development of foreign trade, with interest rates of 5.33% p.a., guaranteed by promissory notes or sureties.	-	-	4,585	4,479

Currency swap contracts	2,458	4,736	2,458	4,736
Interest rate swap contracts	-	14	-	14
	16,370	4,750	512,179	523,931
Local currency
Rural credit lines with interest rates of 8.75% p.a.	209,905	277,450	209,905	277,450

Currency swap contracts	8,413	35,932	8,413	35,932

	218,318	313,382	218,318	313,382

	234,688	318,132	730,497	837,313

Short-term portion of the long-term debt
Foreign currency

Export financing composed of prepayment in amount of R$ 37,724 subject to LIBOR variation for 6-month deposits (5.37% in September 2006) and interest of 4.35% p.a. and a line focused on the incentive for foreign trade activities, in amount of R$ 141,908, subject to LIBOR variation for 6-month deposits plus annual interest of 1.40% guaranteed by promissory notes or sureties.	37,724	39,111	179,632	181,895

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, with interest rate of 9.05% p.a., guaranteed by real estate mortgages.	16,612	19,314	16,612	19,314

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Short-term
Short-term portion of the long-term debt
BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$ 9,584 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 3,166 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%, guaranteed by mortgage bonds and real estate mortgage.	12,750	10,914	12,750	10,914

	67,086	69,339	208,994	212,123
Local currency
BNDES (National Bank for Economic and Social Development), investments and exports credit lines, composed as follows: FINAME in the amount of R$ 21,843 subject to the Long-Term Interest Rate -TJLP (7.50% p.a. in September 2006) and interest of 3.59% p.a., and FINEM in the amount of R$ 13,740 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages.	35,583	95,030	35,583	95,030

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	4,140	2,781	4,140	2,781

Others subject to interest from 1% to 14% p.a.	10,649	10,580	10,649	10,580
	50,372	108,391	50,372	108,391

Short-term portion of long-term debt	117,458	177,730	259,366	320,514
Total short-term	352,146	495,862	989,863	1,157,827

At September 30, 2006 the weighted average interest on short-term loans was 6.12% p.a. (6.73% p.a. at June 30, 2006).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

13 Loans and financing - Long-term

	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Foreign currency
Export financing composed of prepayment in amount of R$354,218 payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (5.37% in September 2006) annual interest of 4.35% p.a., and a line focused on the incentive for foreign trade in amount of R$ 1,853,003, subject to LIBOR variation for 6-month and an interest rate of 1.40% p.a., guaranteed by promissory notes or sureties.	354,218	245,949	2,207,221	1,983,822

IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, with interest at the rate of 9.05% p.a., guaranteed by real estate mortgages.	16,612	19,314	16,612	19,314

BNDES (National Bank for Economic and Social Development), payable from 2006 to 2013, composed as follows: FINEM in the amount of R$ 19,877 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 79,527 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages.	99,404	102,573	99,404	102,573

Currency swap contracts	2,284	3,063	2,284	3,063
	472,518	370,899	2,325,521	2,108,772
Local currency
BNDES (National Bank for Economic and Social Development), investments and exports credit lines, payable from 2006 to 2013, composed as follows: FINAME in the amount of R$463,871 subject to the Long-Term Interest Rate - TJLP (7.5% p.a. in September 2006) and interest of 3.59% p.a., and FINEM in the amount of R$25,075 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages.	488,946	560,082	488,946	560,082

PESA - Special Aid for Agribusiness payable from 2006 to 2020, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	132,887	129,874	132,887	129,874

Others subject to interest from 1% to 14% p.a.	36,094	37,875	36,094	37,875

Currency swap contracts	5,796	6,501	5,796	6,501
	663,723	734,332	663,723	734,332
	1,136,241	1,105,231	2,989,244	2,843,104
Short-term portion of long-term debt	(117,458)	(177,730)	(259,366)	(320,514)
Total long-term	1,018,783	927,501	2,729,878	2,522,590

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The noncurrent portions of financings at September 30, 2006 mature as follows:

	Parent Company	Consolidated
Maturity:
2007	48,827	107,530
2008	188,970	245,492
2009	276,648	276,648
2010	154,130	1,167,300
2011 onwards	350,208	932,908
	1,018,783	2,729,878

14 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

· Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
· Payment of a bonus for time of service;
· Payment of indemnification for termination of service; and
· Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

15 Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next three years. These leasing are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The rental expenses totaled R$ 47,223 in the period ended September 30, 2006 (R$ 20,423 in the same period of 2005).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The table below shows the future payments related to the leasing agreement at September 30, 2006:

2006	16,300
2007	65,200
2008	34,200
Total	115,700

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$ 255 million on September 30, 2006, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

The Company’s management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Tax proceedings	45,160	41,846	46,709	43,365
Civil proceedings	9,140	13,624	9,140	13,624
Labor proceedings	22,669	18,941	22,670	18,942
	76,969	74,411	78,519	75,931

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The changes in the provision for contingencies are presented as follows:

	Consolidated
	Balances at June 30, 2006	Additions	Disposals	Monetary Updates	Balances at September 30, 2006
Tax proceedings	43,365	9,168	(5,418)	(406)	46,709
Civil proceedings	13,624	3,281	(7,843)	78	9,140
Labor proceedings	18,942	4,905	(1,177)	-	22,670
	75,931	17,354	(14,438)	(328)	78,519

Tax litigation

The main tax contingencies involve the following cases:

a. Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$ 16,003, of which R$ 11,283 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$ 3,852 on withholding income tax on investments of Granja Rezende and R$ 868 for other provisions.

b. Sales TAX (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$ 20,043.

c. Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$10,663.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The Company has other tax contingencies where the claimed amount is R$ 318,085, which were assessed as possible losses by the Company’s legal counsel and management and, therefore, no provision was recorded.

Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$ 29,291, which were assessed as possible losses by the Company’s legal counsel and management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,356 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$ 47,605, for which the provision in the amount of R$ 22,670 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

Whenever necessary the Company has made court deposits, as follows:

	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Tax proceedings	59,538	63,890	59,538	63,890
Labor proceedings	14,755	14,080	14,755	14,080
Civil proceedings	1,420	1,045	1,526	1,151
	75,713	79,015	75,819	79,121

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Guarantees

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of September 30, 2006 amounted R$ 19,577 (R$ 18,962 in June 30, 2006).

16 Shareholders’ equity - Parent company

a. Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

	September 30, 2006	June 30, 2006

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(2,504,288)	(2,504,288)

Total outstanding shares	680,495,712	680,495,712

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Changes in shareholders’ equity

	Capital	Profit reserves	Treasury stock	Retained earnings	Total

Balances at December 31, 2005	1,500,000	738,417	(10,377)	-	2,228,040

Interest on shareholders' equity	-	-	-	(50,000)	(50,000)
Net income for the quarter	-	-	-	69,618	69,618

Balances at March 31, 2006	1,500,000	738,417	(10,377)	19,618	2,247,658
Net income for the quarter	-	-	-	15,146	15,146

Balances at June 30, 2006	1,500,000	738,417	(10,377)	34,764	2,262,804

Net income for the quarter	-	-	-	68,726	68,726

Balances at September 30, 2006	1,500,000	738,417	(10,377)	103,490	2,331,530

c. Treasury stock

The Company’s treasury stock consists of 2,504,288 preferred shares acquired for R$10,377 for future sale and/or use in the stock option plan. At September 30, 2006 the market value corresponded to R$14,800 (R$14,400 at June 30, 2006).

d. Market value

The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$ 5.91 per share at September 30, 2006 (R$5.75 at June 30, 2006). Net equity on that date was R$ 3.43 per share (R$ 3.33 at June 30, 2006).

17 Stock option plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved in its first phase for the Company’s officers. The plan comprises nominative preferred shares issued by the Company available in treasury and has the long-term aim of stimulating the feeling of ownership and commitment to the Company by the participants, and, thus, is in line with the shareholders’ interests.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The plan will be managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Price of shares
Grant date	Start	Final	Number of shares	Price on the Grant date	Updated - INPC	Market 30/09/06

24/06/05	23/06/08	23/06/10	2,200,000	4,55	4,69	5,91

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results.

18 Employees’ profit sharing

The Company concedes to its employees’ a profit sharing plan, which depends on attaining specific targets, established and agreed at the beginning of each year. This plan has been approved by the Company’s Board of Directors and it has been registered through a formal agreement with the Unions.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

19 Financial result

	Parent company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Financial expenses
Interest	(135,149)	(159,254)	(172,427)	(172,521)
Monetary variations - Liabilities	(9,390)	(2,829)	(9,390)	(10,130)
Exchange variations - Liabilities	29,845	302,456	71,897	292,532
Others	(37,966)	(31,449)	(47,983)	(43,251)
	(152,660)	108,924	(157,903)	66,630
Financial income

Interest	49,649	68,195	156,078	158,108
Monetary variations - Assets	1,535	185	1,535	185
Exchange variations - Assets	(24,998)	(145,729)	(22,039)	4,847
Others	59,441	14,262	69,304	21,592

	85,627	(63,087)	204,878	184,732

Financial result, net	(67,033)	45,837	46,975	251,362

20 Income and social contribution taxes

Income before the provision for income tax and social contribution on net income was composed as follows:

	Parent company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Local	143,359	520,839	6,184	197,005
Foreign	-	-	140,016	323,698

	143,359	520,839	146,200	520,703

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The break down of income and social contribution taxes is as follows:

	Parent company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Local
Current	(8,005)	(80,459)	(11,007)	(81,564)
Deferred	18,657	(16,673)	18,574	(17,227)
	10,652	(97,132)	7,567	(98,791)

Foreign
Current	-	-	(412)	(18)
Deferred	(521)	(27)	(521)	(27)
	(521)	(27)	(933)	(45)
	10,131	(97,159)	6,634	(98,836)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution taxes expenses, is shown below:

	Parent company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Income before taxation/profit sharing	143,359	520,839	146,200	520,703
Interest on shareholders' equity	(50,000)	(55,977)	(50,000)	(55,977)
Income before income and social contribution taxes	93,359	464,862	96,200	464,726
Income and social contribution taxes at nominal rate - 34%	(31,742)	(158,053)	(32,708)	(158,007)

Adjustment to calculate the effective rate
Permanent differences:
Equity in earnings of subsidiaries	47,682	49,922	45,872	47,016
Others	(5,287)	10,999	(6,008)	12,182
Provision for income and social contribution taxes on foreign subsidiary
	(522)	(27)	(522)	(27)

Income and social contribution taxes at effective rate	10,131	(97,159)	6,634	(98,836)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The break down of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Assets
Deferred taxes:
Tax loss carryforwards and negative basis of social contribution	62,519	74,904	62,519	74,904
Employees' benefits plan	30,397	29,537	30,397	29,537
Provision for contingencies	24,229	25,300	24,756	25,817
Allowance for doubtful accounts	12,292	9,810	12,292	9,810
Provision for loss on property, plant and equipment	5,013	5,018	5,013	5,018
Amortization of goodwill	6,024	4,939	6,024	4,939
Summer plan depreciation	2,447	2,564	2,447	2.,564
Employees' profit sharing	2,891	481	3,134	691
Others	3,840	4,390	5,258	6,051
Total deferred tax asset	149,650	156,943	151,840	159,331

Short-term portion	63,609	62,515	65,797	64,903
Long-term portion	86,043	94,428	86,043	94,428

Liability:
Deferred tax:
Depreciation on rural activities	55,628	53,871	55,628	53,871

Provision for grains update	4,926	6,706	4,926	6,706
Total deferred tax liability	60,554	60,577	60,554	60,577

Short-term portion	11,455	11,455	11,455	11,455
Long-term portion	49,099	49,122	49,099	49,122

Net balance	89,098	96,366	91,286	98,754

Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution, represented by R$ 52,897 of Parent and R$ 9,622 from a foreign subsidiary will be realized base on future taxable income on such companies. Management estimates that the deferred tax asset related to the Parent will be fully realized during this year and the deferred tax asset related to the foreign subsidiary will be realized within three years.

21 Risk management and financial instruments

The Company’s operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the “VAR -Value at Risk, Stress Test and Back Testing”, and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. In September 30, 2006 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% of confidence rating, represents R$ 73,933, representing 3.18% of equity (not reviewed by auditors).

a. Exchange rate and interest risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the financial statements.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The result realized from the futures contracts in the period ended September 30, 2006, generated a gain of R$ 42,564 (R$ 148,989 in the same period of 2005), recorded as financial results in positive exchange variances.

The results of the operations in the currency futures market, realized and not financially settled, and the daily adjustments of currency futures contracts of the Future and Commodities Exchange - BM&F are recorded in the interim financial information as “Accounts receivable from futures contracts” and “Accounts payable for futures contracts”.

Unearned income from contracted operations with future maturities is not recognized in the financial information. The market value of these contracts, if they were settled at September 30, 2006, would generate a loss of approximately R$ 39,595.

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated
	September 30, 2006	June 30, 2006
Assets and liabilities in foreign currency
Cash and short-term investments	1,961,162	2,030,091
Amounts receivable from futures contracts	25,202	48,421
Trade accounts receivable, net	274,851	213,973
Suppliers	(35,126)	(27,821)
Loans and financing	(2,837,700)	(2,632,703)
Amounts payable for futures contracts	(1,991)	(30,672)
Swap contracts (dollar for CDI)	27,567	62,279

	(586,035)	(336,432)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Consolidated hedge contracts outstanding at September 30, 2006 with their respective payment schedules are as follows:

		Payment schedule
Derivative instruments	Position September 30, 2006	2006	2007	2008
Currency swap contracts:
Base value - R$	27,567	5,283	12,908	9,376
Base value - US$	9,336	1,832	4,347	3,157

Receivables/payables:
Asset	96	96	-	-
Liability	(18,951)	(4,462)	(8,393)	(6,096)

Rate swap contracts:
Base value - R$	563,481	569,481	-	-
Base value - US$	259,167	259,167	-	-

Amount receivable	2,289	2,289	-	-

Futures contracts:
Long position - US$	465,000	465,000	-	-
Short position - US$	692,500	692,500	-	-
Short position - Euro	15,427	15,427	-	-
Short position - Libra	26,336	26,336	-	-

Options:
Long put option	110,000	110,000
Long call option	395,000	395,000
Short put option	285,000	285,000	-	-
Short call option	120,000	120,000	-	-

Amounts to be received	25,202	25,202	-	-
Amounts to be paid	(1,991)	(1,991)	-	-

b. Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

c. Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, however it maintains a risk management strategy, based on physical control, which includes purchase of grain at fixed and fixable prices. The Company has a Grains Committee, composed of the chief executive officer and financial and operational executives. Its aim is to permanently monitor changes in scenarios, establishing limits of authority for purchase or sale.

d. Estimated market values

Financial assets and liabilities are presented in the interim financial information balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of September 30, 2006 and June 30, 2006:

. Cash and cash equivalents: The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

. Short-term financial investments: The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

. Accounts receivable and payable: The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

. Short and long-term loans and financing: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

. Exchange and interest rate swap contracts: The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of September 30, 2006 the contracted amounts in force totaled R$ 2,213,372
(R$ 126,557 in June 30, 2006) and the valuation of these contracts to fair value would result in losses of R$ 45,229 (losses of R$44,219 in June 30, 2006). The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of September 30, 2006 and June 30, 2006 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated
	September 30, 2006		June 30, 2006
	Cost Value	Market	Cost Value	Market

Cash and cash equivalents	128,824	128,824	281,964	281,964
Short and Long Term Investments - Local currency	380,861	380,861	381,588	381,588
Short and Long Term Investments - Foreign currency	1,950,591	1,950,593	1,977,849	1,977,990
Trade accounts receivable	492,554	492,554	353,442	353,442
Loans and financing	3,719,741	3,766,605	3,680,417	3,654,656
Suppliers	502,343	502,343	461,849	461,849
Futures contracts, net	23,211	23,211	17,749	17,749

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

e. Financial indebtedness

	Consolidated - Currency
	September 30, 2006			June 30, 2006
	Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	118,253	10,571	128,824	229,722	52,242	281,964
Short-term investments	255,555	1,950,591	2,206,146	311,783	1,977,849	2,289,632
Accounts receivable from future contracts	-	25,202	25,202	-	48,421	48,421

Total current assets	373,808	1,986,364	2,360,172	541,505	2,078,512	2,620,017

Long-term investments	125,306	-	125,306	69,805	-	69,805

Total noncurrent assets	125,306	-	125,306	69,805	-	69,805

Total financial assets	499,114	1,986,364	2,485,478	611,310	2,078,512	2,689,822

Liabilities
Short-term financing	268,690	721,173	989,863	421,773	736,054	1,157,827
Accounts payable from future contracts	-	1,991	1,991	-	30,672	30,672

Swap contracts - Short-term	15,140	(15,140)	-	46,675	(46,675)	-

Total current liabilities	283,830	708,024	991,854	468,448	720,051	1,188,499

Long-term financing	613,351	2,116,527	2,729,878	625,941	1,896,649	2,522,590
Swap contracts - long-term	12,427	(12,427)	-	15,604	(15,604)	-
Total noncurrent liabilities	625,778	2,104,100	2,729,878	641,545	1,881,045	2,522,590
Total financial liabilities	909,608	2,812,124	3,721,732	1,109,993	2,601,096	3,711,089
Financial income (expenses), net	(410,494)	(825,760)	(1,236,254)	(498,683)	(522,584)	(1,021,267)

22 Insurance (not reviewed by auditors)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

23 Private pension plan

a. Defined contribution plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At September 30, 2006 and 2005, the parent company contributions totaled R$ 1,496 and R$1,525 respectively, and the consolidated contributions, R$ 1,548 and R$ 1,565, respectively.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At September 30, 2006 the Foundation had a total of 20,797 participants (21,071 at June 30, 2006), of which 17,137 were active participants (17,438 at June 30, 2006).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at September 30, 2006 and 2005 totaled R$ 2,068 and R$ 1,644 respectively. As of September 30, 2006 this plan had 13,487 participants (13,839 at June 30, 2006).

24 Subsequent event

On October 26, the Company obtained recognition of the final, favorable, unappealable decision on the COFINS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income. This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company is in the process of calculating the value of the credit, which is estimated at approximately R$80 million to be recognized in the financial statements for the final quarter of 2006.

25 Additional information

The statements of cash flow and added value are presented as additional information to the financial information.

a. Statement of cash flow

The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions established in NPC 20 of the Brazilian Institute of Independent Auditors (IBRACON).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Net income for the period	153,490	423,680	153,648	422,967
Adjustments to reconcile net income to cash generated by operating activities:
Variation in minority interest	-	-	(537)	1,099
Accrued interest, net of paid interest	(1,549)	(181,307)	(63,205)	(232,991)
Depreciation, amortization and depletion allowances	172,923	132,719	173,425	133,785
Amortization of goodwill in acquisition of investments	19,451	7,246	19,451	7,246
Equity in income (loss) of subsidiaries	(140,243)	(146,831)	3,519	184,256
Deferred taxes	(18,136)	16,700	(18,053)	17,254
Contingencies	7,431	9,196	6,572	9,421
Disposal of permanent assets	3,692	3,373	4,421	3,366

Variation in operating assets and liabilities
Trade accounts receivable	77,448	236,443	37,040	(48,967)
Inventories	(152,961)	(87,835)	(181,538)	(84,957)
Recoverable taxes and others	(29,533)	(161,883)	(48,140)	(76,100)
Judicial deposits	2,577	(1,217)	2,577	(1,217)
Suppliers	5,876	7,900	6,585	11,990
Advances from subsidiaries	729,436	671,873	-	-
Taxes payable, salaries payable and others	(35,515)	44,846	(20,083)	(187,561)

Net cash generated by operating activities	794,387	974,903	75,682	159,591
Investment activities
Funds from the sale of permanent assets	5,434	2,612	5,462	2,612
Investments in subsidiaries	(1,000)	(29,702)	-	-
Purchase of property, plant and equipment	(766,090)	(475,819)	(792,494)	(479,801)
Portion paid in the acquisition of a subsidiary, net of cash	(485)	(54,021)	(485)	(54,021)
Short-term investments	(590,949)	(272,156)	(3,048,991)	(1,411,660)
Redemption of investments	558,449	242,041	2,897,643	1,262,219

Net cash from investment activities	(794,641)	(587,045)	(938,865)	(680,651)
Loans
Loans received	951,350	635,700	2,272,544	1,981,258
Loans repaid	(816,110)	(827,203)	(1,307,139)	(1,318,425)
Dividends paid	(169,704)	(129,721)	(169,704)	(129,721)
Loans to subsidiaries	3,185	-	-	-
Purchase of treasury shares	-	(10,179)	-	(10,179)

Net cash from loans	(31,279)	(331,403)	795,701	522,933
Cash and cash equivalents at beginning of period	148,716	84,270	196,306	155,600
Cash and cash equivalents at end of period	117,183	140,725	128,824	157,473
Net increase (decrease) in cash	(31,533)	56,455	(67,482)	1,873

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Statement of consolidated added value

The statement of added value presents generation and distribution of revenues as presented in the statement of income for the period. Said revenues were basically distributed among human resources, third-party capital, government and shareholders.

The statement of added-value was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of São Paulo.

	Consolidated
	September 30, 2006	September 30, 2005

Revenues/income	5,674,646	6,021,697

Revenues generated by operations	5,496,937	6,020,119
Sale of products, goods and services	5,496,937	6,020,119
Income from third parties	177,709	1,578

Other operating results	(15,536)	18
Financial income	204,878	184,732
Equity pickup	(3,519)	(184,256)
Other nonoperating results	(8,114)	1,084
Raw materials acquired from third parties	(2,575,915)	(3,009,629)
Services rendered by third parties	(1,170,946)	(1,046,936)

Added value to be distributed	1,927,785	1,965,132
Distribution of added value
Human resources	761,186	696,504
Interest on third-party capital	134,467	(92,554)
Government	677,362	792,611
Shareholders (dividends)	50,000	55,977
Retention	304,770	512,594

Depreciation/amortization/depletion	192,876	141,031
Retained profits	102,835	365,890
Others	9,059	5,673

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana D´Ávila
Member

Osório Henrique Furlan
Member

Alcides Lopes Tápias
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

José Marcos Konder Comparato
Member

Luiza Helena Trajano Inácio Rodrigues
Member

Norberto Fatio
Member

Romano Ancelmo Fontana Filho
Member

Vicente Falconi Campos
Member

Sadia S.A.

Officers

Gilberto Tomazoni
Chief Executive Officer

Alexandre de Campos	Ernest Sícoli Petty
International Sales Director	Supply Director

Cláudio Lemos Pinheiro	Flávio Luís Fávero
Administrative and Controllership Director	Industrialized Production Director

Flávio Riffel Schmidt	Gilberto Meirelles Xandó Baptista
Investment project Director	Internal Market Commercial Director

Ronaldo Korbag Muller	Guilhermo Henderson Larrobla
Poultry Production Director	International Sales Director

José Augusto Lima de Sá
International Relationships Director

Sérgio Carvalho Mandin Fonseca	Paulo Francisco Alexandre Striker
National Sales Director	Logistics Director

Antonio Paulo Lazzaretti	Roberto Banfi
Technology and Quality Guarantee Director	International Sales Director

Sadia S.A.

Ricardo Fernando Thomas Fernandes	Valmor Savoldi
Grain Purchase Director	Planning, Logistics and Supplies Director

Welson Teixeira Júnior
Investor Relations Director

* * *

Gustavo Teixeira de Freitas	Giovanni F, Lipari
Accounting Manager	Accountant
CRC 1SP201389/0-7-S-SC